SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:              1 June 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 1 June 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 31 May 2007

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10.5.07	Directors Interests - Share Incentive Plan - monthly update

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Notes:	NG has continued its share repurchase programme. Annexed are further announcements made on 21, 22, 23, 25, 29 and 30 May 2007,

in respect of repurchases on each preceding business day.

During the period a separate Form 6-k was sent, on 17 May 2007, in respect of the announcement: 'National Grid plc - Results for the year ended 31 March 2007'.

ANNEX 2 – Copy Announcements as sent
_________________________________________

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 31 May 2007

National Grid plc (NG)

10th May 2007

(Notification of Directors' Interests, pursuant to Section 324(2) of the

Companies Act 1985)

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 30,013 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 8 May, at a price of 776 pence per share, on behalf of some 2,550 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	16 Ordinary Shares
Steven Holliday	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	535,301 Ordinary Shares Nil- B shares - unchanged
Mark Fairbairn	245,494 Ordinary Shares B Shares- 6,132- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc

21 May 2007

National Grid plc announces that on 18 May 2007 it purchased for cancellation 2,200,000 of its ordinary shares at a price of 763.876 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,702,650,553.

National Grid plc

22 May 2007

National Grid plc announces that on 21 May 2007 it purchased for cancellation 1,750,000 of its ordinary shares at a price of 768.715 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,700,900,553.

National Grid plc

23 May 2007

National Grid plc announces that on 22 May 2007 it purchased for cancellation 1,600,000 of its ordinary shares at a price of 768.404 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,699,300,553.

National Grid plc

25 May 2007

National Grid plc announces that on 24 May 2007 it purchased for cancellation 1,250,000 of its ordinary shares at a price of 780.1450 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,698,050,553

National Grid plc

29 May 2007

National Grid plc announces that on 25 May 2007 it purchased for cancellation 730,000 of its ordinary shares at a price of 775.95 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,697,320,553

National Grid plc

30 May 2007

National Grid plc announces that on 29 May 2007 it purchased for cancellation 750,000 of its ordinary shares at a price of 775.86 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,696,637,394.